Exhibit 1.

    York Announces Termination of Agreement for Sale of Trinidad Project to
                                NRG Energy, Inc.


                             FOR IMMEDIATE RELEASE
                             ---------------------


York Research Corporation (NASDAQ:YORK) November 21, 2001 - York Research Corporation ("York") today announced the termination by NRG Energy, Inc. of the agreement for the sale of York's wholly-owned Trinidad Project. Concurrently, the Standstill Agreement with the holders of more than two-thirds of the $150,000,000 12% Senior Secured Bonds that were due October 30, 2007 issued by York Power Funding (Cayman) Limited also terminates.

It is management's intent to continue to pursue negotiations with the bondholders and creditor groups, as well as continuing to explore the sale or refinancing of the Trinidad Project and York's other assets. There can be no assurance that any such negotiations will be successful.

York develops, constructs, and operates cogeneration and renewable energy projects.

This press release contains forward-looking statements which are subject to change. The actual results may differ materially from those described in any forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only of the date hereof. Additional information concerning potential factors that could affect the Company's financial results are included in the Company Form 10-K for the fiscal year ended February 28, 2001 and subsequent reports filed with the SEC.

Contact: Corporate Communications, York Research Corporation, 280 Park Avenue, Suite 2700W, New York, NY 10017, Telephone: (212) 557-6200